FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of February 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG S.A. ANNOUNCES RECEIPT OF REQUISITE MAJORITY CONSENT FROM HOLDERS OF ITS TERM LOAN B, 2020 NOTES, 2021 NOTES AND 2022 NOTES AND EXTENSION OF CONSENT SOLICITATION IN RESPECT OF ITS 2017 NOTES

Paris, France – February 20, 2017

On February 6, 2017, CGG S.A. (“CGG”) announced a consent solicitation in respect of its Senior Notes (the “Notes Solicitation”) and its Term Loan B (the “TLB Solicitation”). As previously disclosed, the purpose of the Notes Solicitation and the TLB Solicitation is to permit CGG to amend the Senior Notes and the Term Loan B documentation such that CGG would have the option to request the appointment of a ‘mandataire ad hoc’ (a French facilitator for creditor negotiations) without such action constituting an Event of Default under the Senior Notes and Term Loan B documentation.

CGG today announces (i) that it has successfully completed the TLB Solicitation by receiving consent from the requisite majority of holders of the Term Loan B, (ii) that it has successfully completed the consent solicitations in respect of each of its 2020 Notes, its 2021 Notes and its 2022 Notes by receiving consent from the requisite majority of the holders of such notes and (iii) that it has waived the condition in the Consent Solicitation Statement dated February 3, 2017 (the “Consent Solicitation Statement”) regarding the receipt of the requisite consents with respect to the 2017 Notes. Accordingly, the change in the Term Loan B documentation has become effective and CGG intends to enter into the supplemental indentures in respect of the 2020 Notes, the 2021 Notes and the 2022 Notes as soon as practicable to give effect to the amendments proposed in the Consent Solicitation Statement.

CGG also announces the extension of the consent solicitation and the Revocation Deadline in respect of its 2017 Notes (the “2017 Notes Solicitation Extension”). The 2017 Notes Solicitation Extension will expire at 5:00 pm New York City time on February 22, 2017. As of 5:00 pm New York City time on February 17, 2017, CGG had received the consent of holders of approximately 16.3% of the aggregate principal amount ($8,319,000) of the 2017 Notes.

“Senior Notes” means CGG’s 7.750% Senior Notes due 2017 (CUSIP: 204386AK2 / ISIN: US204386AK24) (the “2017 Notes”), 6.500% Senior Notes due 2021 (CUSIP: 204384AB7 / ISIN: US204384AB76; CUSIP: F1704UAD6 / ISIN: USF1704UAD66) (the “2021 Notes”), 5.875% Senior Notes due 2020 (Reg. S ISIN: XS1061175607 / Reg. S Common Code: 106117560; Rule 144A ISIN: XS1061175862 / Rule 144A Common Code: 106117586) (the “ 2020 Notes”) and 6.875% Senior Notes due 2022 (Reg. S CUSIP: F1704UAC8 / Reg. S ISIN: USF1704UAC83; Registered CUSIP: 12531TAB5 / Registered ISIN: US12531TAB52)(the “2022 Notes”).

“Term Loan B” means the $342 million term loan facility with CGG’s subsidiary, CGG Holding (US) Inc., as borrower.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs around 6,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 20th, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO